

September 9, 2014

Via E-mail
Christopher H. Peterson
Chief Financial Officer
Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022

      Re: Ralph Lauren Corporation
              Form 10-K for the Fiscal Year Ended March 29, 2014
              Filed May 15, 2014
              File No. 001-13057

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 29, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations, page 40
Fiscal 2014 Compared to Fiscal 2013, page 40

1.   You present amounts on a constant currency basis here and elsewhere in the filing. When constant currency amounts are presented in future filings, please also present the comparable historical amounts. For example, it appears only constant currency changes between periods have been presented on page 41 for the wholesale net revenues of the Americas, European and Japanese businesses. Please also disclose in future filings the process for calculating the constant currency amounts presented. Refer to Non-GAAP

C&DI 104.06 at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
Please provide us your proposed disclosures.

Operating Income, page 44

2.   You attribute the changes in operating margin in each of your segments over the reported periods to multiple factors. To enhance an investor's understanding of your results of operations and segment performance, please expand your discussion in future filings to quantify the amount of the changes contributed by each of the factors that you identify for the changes in operating margin between periods for each segment. We refer you to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04 for further guidance. Please provide us your proposed revisions to the discussion of your results of operations for Fiscal 2014 as compared to Fiscal 2013.

Liquidity, page 54

3.   Please revise your disclosure in future filings to disclose the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries as compared to your total amount of cash, cash equivalents and short-term investments. Please also disclose that you would need to accrue and pay taxes if the cash, cash equivalents and short term investments were repatriated or disclose that you do not intend to repatriate the funds. Please provide us your proposed disclosures.

Notes to Consolidated Financial Statements, page F-7

Note 22. Segment Information, page F-44

4.   Please expand your disclosure in future filings to describe the types of expenses included in unallocated corporate expenses for each period presented. Please also revise your disclosures on page 45 of Management's Discussion and Analysis to provide quantified explanations for changes between periods in your unallocated corporate expenses. Please provide us your proposed disclosures.

5.   On page 5, you disclose your products, which include apparel, accessories, and fragrance collections for men and women, as well as childrenswear and home furnishings. In future filings, please disclose in your segment footnote your revenues by product offering. Refer to ASC 280-10-50-40. Please provide us your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining